Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

	Predecessor				Successor
				Ended	Ended	Ended	Three Months Ended
	Year Ended December 31,			October 30	December 31	December 31	March 31	March 31
	2004	2005	2006	2007	2007	2008	2008	2009
					(CAD in millions)

Earnings:
Income (loss) from continuing operations before income taxes, equity in net losses of affiliates and minority interests	133.1	141.4	125.7	138.8	(66.2)	(987.3)	(117.8)	(34.8)

Pre-tax dividends requirements	(2.8)	(2.8)	(2.3)	—	(2.6)	(14.8)	(3.6)	(5.5)
Fixed charges	30.6	36.9	31.4	21.7	51.8	311.8	78.0	84.9
Amortization of capitalized interest	18.4	15.0	11.9	8.9	2.4	13.8	3.4	3.7
Capitalized interest	(17.6)	(15.0)	(12.2)	(9.5)	(5.4)	(39.0)	(9.2)	(9.3)

Earnings adjusted for fixed charges	161.7	175.5	154.5	159.9	(20.0)	(715.5)	(49.2)	39.0

Fixed charges:
Pre-tax preferred dividends	2.8	2.8	2.3	—	2.6	14.8	3.6	5.5
Interest expensed and capitalized, including amortization of capitalized expenses related to indebtedness	26.5	29.5	24.6	18.1	47.5	286.8	72.1	76.7
Portion of rent expense representative of interest (1)	1.3	4.6	4.5	3.6	1.7	10.2	2.3	2.7

Total fixed charges	30.6	36.9	31.4	21.7	51.8	311.8	78.0	84.9

Ratio of earnings to fixed charges (2)	5.3	4.8	4.9	7.4	—	—	—	—

(1)	One quarter of rent expense is deemed to be representative of interest.

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income from continuing operations before income taxes, less capitalized interest and pre-tax preferred dividends, plus amortization of capitalized interest and fixed charges. Fixed charges include interest expense (including amortization of debt issuance costs), pre-tax preferred dividends, capitalized interest and the portion of operating rental expense that our management believes is representative of the interest component of rent expense. The ratio of earnings to fixed charges is not presented for the two months ended December 31, 2007, the twelve months ended December 31, 2008, the three months ended March 31, 2008 and the three months ended March 31, 2009 as the earnings were inadequate to cover fixed charges during those periods by $71.8, $1,027.3, $127.2 and $45.9 respectively.